                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 5)*

                   Under the Securities Exchange Act of 1934*

                      Health Fitness Physical Therapy, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    42217V102
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                                 (CUSIP Number)

                         Gary S. Kohler, Vice President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
                 90 South Seventh Street, Minneapolis, MN 55402
                                 (612) 339-7151
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            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                February 5, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [   ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

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CUSIP No. 42217V102                   13D                 Page  2  of  4  Pages
          ---------                                            ---    ---


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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     Okabena Partnership K, a Minnesota general partnership     41-1642281
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
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 (3) SEC Use Only

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 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
                    N/A
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 (6) Citizenship or Place of Organization

     Minnesota
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Number of Shares              (7) Sole Voting Power         424,656   shares
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power             0   shares

                             --------------------------------------------------
                              (9) Sole Dispositive Power    424,656   shares

                             --------------------------------------------------
                             (10) Shared Dispositive Power        0   shares

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     424,656 shares
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /
                    N/A
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(13) Percent of Class Represented by Amount in Row (11)
                    5.7%
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(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                  SCHEDULE 13D

This Amendment No. 5 amends the original Schedule 13D filed August 10, 1995, Amendment No. 1 filed October 10, 1995, Amendment No. 2 filed April 12, 1996, Amendment No. 3 filed April 23, 1996 and Amendment No. 4 filed August 6, 1996.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is amended as follows:

          See Schedule 13D Statement cover page, rows (7) through (11) inclusive and row (13). According to the Issuer's Form 10-Q for the quarter ended September 30, 1996, at November 11, 1996 it had 7,154,376 shares outstanding. When adjusted for the 250,000 previously reported warrants owned by the Reporting Person, in accordance with Rule 13-(d)(1)(i), the calculation herein is based on 7,404,376 shares. The Reporting Person has engaged in the following open market transactions since the date of its filing of Amendment No. 4 to
Schedule 13D.

     Date of Sale             Number of Shares Sold              Price
     ------------             ---------------------              -----
        1-2-97                        1,200                      $3.00
        1-9-97                       25,000                       2.63
        1-27-97                      10,000                       2.69
        1-27-97                       2,000                       2.75
        2-5-97                       10,000                       2.69

Except as set forth above, there have been no other transactions in the common stock of the Issuer that were effected during the last sixty days by the persons named in Item 2 to the original Schedule 13D Statement.




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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 1997                OKABENA PARTNERSHIP K
                                        By:  Okabena Investment Services, Inc.
                                          Its:  Managing Partner


                                        By: /s/ Gary S. Kohler
                                            -----------------------------------
                                            Gary S. Kohler, Vice President



                                Page 4 of 4 pages